

September 16, 2010

John L. Shermyen
Chief Executive Officer
L&L Acquisition Corp.
256 Franklin Street, 20th Floor
Boston, Massachusetts 02110

   Re: **L&L Acquisition Corp.**
      Registration Statement on Form S-1
      Filed August 20, 2010
      File No. 333-168949

Dear Mr. Shermyen:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. Please clarify whether your fee calculation for the firm-commitment offering is based on Rule 457(a) or Rule 457(o).

Prospectus

2. Please confirm that any preliminary prospectus you circulate will be filed on EDGAR as part of a registration statement and will include all non-Rule 430A information. This includes information like that currently in blank on page 7. We may have further comments when you provide all required information, including all exhibits.

Prospectus Cover Page

3.   We note the disclosure that the warrants are redeemable. Please expand the title of the warrants to refer to the redemption feature.

4.   Please revise your cover page substantially to comply with Rule 420(a), Rule 421 and the one page requirement in Item 501(b) of Regulation S-K.

5.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.

6.   Please revise your footnote 1 to clarify the amounts to be paid to underwriters upon completion of the offering.

Prospectus Summary

7.   The amount of detail you include in your 20-page summary overwhelms the most significant aspects of the offering. Do potential investors need this degree of detail in the summary? Also, much of this detail is repeated, often word-for-word in different parts of the summary and then later in the prospectus. In the summary, you must carefully consider and identify those aspects of the offering that are the most significant and determine how to highlight those points, in clear, plain language. Please revise.

8.   We note the extensive use of defined terms in the ten bullet points at the beginning of the summary. Please avoid reliance on defined terms.

9.   We note your disclosure on the prospectus cover page, page 2, page 54 and page 60 that you "will not effect a business combination with another blank check company or similar type of company." It is unclear how this restriction will apply. Does this mean you will not acquire a blank check company, or you will not join with a blank check company to acquire a business? Please revise or advise.

Our Business, page 1

10.   We note your risk factor on page 31 that, unlike many other blank check companies, you are not required to consider a target's valuation when entering into a transaction. Please describe this fact here in your discussions of your potential targets.

11.   In your disclosure in the first, second and third full paragraphs on page 2 you describe management's experience and achievements. Please ensure that your disclosure in the summary is balanced by disclosing with equal prominence any material negative aspects of this experience. Please revise your disclosure here accordingly.

12.   In your disclosure in the last paragraph on page 3 you describe what happens after 18 months from the closing of this offering. With a view towards disclosure, please clarify whether the sponsors, officers and directors could seek to extend that time period, through a shareholder vote or otherwise.

13.   We note your disclosure in the last paragraph on page 4 that LLM Capital Partners LLC, LLM Structured Equity Fund, L.P., LLM Investors L.P. and your officers and directors have granted a right of first refusal with respect to any company in the healthcare industry whose enterprise value is $50 million or more. With a view towards disclosure, please tell us why these agreements are limited to these entities and does not cover any individuals who may be officers or employees of these entities. We may have further comment after these agreements are filed as an exhibit.

Anticipated expenses and funding sources, page 12

14.   We note you state "loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender." Please tell us why you have included this disclosure if the terms of the loans have not been determined.   Please tell us why you believe this provision in a loan to your affiliates is necessary if loans are at market rates as you disclose.

Redemption rights for public stockholders upon completion of our initial business combination, page 14

15.   We note your disclosure regarding redemptions if you complete your initial business combination and the subsequent statement regarding the initial amounts in the trust account. Please tell us why you believe it is appropriate to cite these initial amounts here, rather than amounts that redeeming shareholders are likely to receive after an acquisition.

16.   We note your disclosure regarding using 88% redemption threshold. With a view towards disclosure, please tell us how you selected this particular amount.

17.   Please tell us whether investors can elect to have only part of their holdings redeemed, or whether they have to have all of their holdings redeemed.

18.   Please disclose how long it will take for redeeming shareholders to receive their redemption payment.

Redemption payments and limitations if we hold a stockholder vote, page 16

19.   Please tell us whether this provision regarding paying interest to shareholders who vote for your transaction is contained in your charter documents as we note you have not filed any charter documents to date. Also, with a view towards disclosure please provide us your analysis of whether this provision creates any risk under state law.

20. With a view towards disclosure, please tell us how the interest from the trust is used if investors vote against the transaction or there is no transaction approved in the 18 months.

Redemption of common stock and dissolution and liquidation, page 17

21. We note you have not filed a significant number of exhibits. Please tell us which exhibit reflects the agreement mentioned in:

- the first sentence in this section;
- the first sentence in the third paragraph of this section; and
- the fourth sentence of the fifth paragraph of this section.

After filing the appropriate exhibits, we may have further comment.

Determination of Offering Price, page 20

22. Please clarify whether the statements in this paragraph are based on the total amount of this offering or the amount after potential redemptions.

Summary Financial Data, page 21

23. Please revise footnote (1) herein to better explain how the adjustment was calculated and determined. Also, given that page 71 indicates "If we do not consummate our initial business combination within such 18-month period, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible, redeem 100% of our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account (including interest), less franchise and income taxes payable…", specifically tell us why the amount currently included in the "as adjusted" column labeled as "Value of common stock which may be redeemed" is appropriately calculated based on the referenced page 71 disclosures. Finally, please tell us your consideration of the guidance at FASB ASC 480-10-S99 when you determined the amount of the referenced adjustment.

Risk Factors, page 22

24. We note the disclosure on page 2 that you may acquire a non-United States business. Please add risk factors to explain the implications to investors.

If we are deemed to be an investment company… page 29

25.   Please tell us why you believe that placing the securities in money market funds that
        meet only "certain" of the provisions under Rule 2a-7 will exempt you from the
        requirements of the Investment Company Act.

Our sponsors control a substantial interest in us…, page 39

26.   Please quantify the substantial interest your sponsors will own of your common stock.
        For example we note from page 87 that they will own 10%. It appears that your
        sponsor's control over the board of directors is more significant than their stock
        ownership. Please revise your risk factor accordingly.

We may redeem your unexpired warrants…, page 39

27.   Please include in this risk factor the impact of your ability to require cashless exercise of
        the warrants.

Use of Proceeds, page 46

28.   Please clarify whether the payment described in footnote 5 is for services related to the
        business combination or otherwise and whether this amount could be a claim on the trust.
        Please tell us why this amount is not included in the contingent fees described in the
        table.

Capitalization, page 53

29.   We note that certain amounts in the column labeled as "Actual" do not agree to your
        audited July 30, 2010 balance sheet presented on page F-3 because they reflect forfeitures
        of 187,500 common shares that will only be forfeited if the underwriter's over-allotment
        option is not exercised in full. Please revise the "Actual" amounts in your capitalization
        table herein to agree with the equivalent amounts in your historical audited July 30, 2010
        balance sheet.

30.   In this regard, please revise the footnote disclosure herein to better explain how each
        adjustment recorded was calculated and determined.

Overview, page 60

31.   Please provide us with copies of the sources of all third-party data included in the
        prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell
        us:

        •   how you confirmed the data reflects the most recent available information,
        •   whether the data is publicly available,

- whether you paid for the compilation of the data,
- whether the data was prepared for use in the registration statement, and
- whether the authors of the data consented to your use of it in the registration statement.

If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Tendering stock certificates in connection with a tender offer or redemption right, page 70

32.   Please clarify why you are requiring such a potentially "short" period for shareholders to seek redemption and why you are concerned with prohibiting shareholders from having an "option window" in the context of a tender offer.

Periodic Reporting and Audited Financial Statements, page 75

33.   Please tell us when you intend to register your units, common stock and warrants under the Exchange Act.

Advisory Board, page 82

34.   Please expand your disclosure in the penultimate sentence of the last paragraph of this section to explain how the payments resulted in charges.

Conflicts of Interest, page 84

35.   Please expand your disclosure of the pre-existing fiduciary duties that Mr. Landers and Schofield have to the entities you identify. For example, without limitation, please explain the nature, size and type of the business of the private equity funds or broker-dealers so that investors can understand the scope of the conflicts you present here.

Principal Stockholders, page 87

36.   Please identify the individuals who have beneficial ownership over the shares held by the entities identified in the tables.

Certain Relationships and Related Party Transactions, page 89

37.   Exhibit 10.16 of your exhibit index identifies a "Form of Indemnity Agreement" which has not yet been filed. Please clarify whether you will be filing as exhibits each of the indemnification agreements for Mr. Shermyen, LLM Structured Equity Fund L.P. and LLM Investors, L.P.

38.   With a view towards disclosure please tell us why you have not sought indemnification agreements from Mr. Landers and LLM Capital Partners LLC.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

39.   The audit report included in the Form S-1 filed in EDGAR is not signed by your
        Independent Registered Public Accounting Firm as required by Rule 2-02 (a) of
        Regulation S-X. Please amend the filing to provide an audit report which is signed by
        your independent auditor. Refer to Item 302 of Regulation S-T which provides guidance
        on including signatures in electronic filings.

40.   In this regard, consideration should be given on an ongoing basis to the updating
        requirements of Rule 8-08 of Regulation S-X. An updated accountant's consent should
        also be included with any amendment to the filing.

Table of Contents

41.   You may not disclaim responsibility for your disclosure. Please revise the paragraph that
        appears after the table of contents accordingly.

Exhibits

42.   Please file all exhibits with your next amendment so we may review them.

Exhibit 5.1

43.   We note the assumption in the fourth paragraph regarding the issuance of these shares not
        exceeding authorized shares appears to be an inappropriate because it assumes away a
        key fact underlying the opinion regarding legal issuance. Please file a revised opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing
        effective, it does not foreclose the Commission from taking any action with respect to the
        filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Michael D. Maline, Esq.